Exhibit 99.1

PainReform Provides Year-End Business Update;
Commences Phase 3 Clinical Trial of PRF-110 in Bunionectomy

Tel Aviv, Israel – March 16, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the year ended December 31, 2022.

Ilan Hadar, Chief Executive Officer, stated, “We are pleased to report a number of important milestones this past year which have helped advance the clinical development of PRF-110, our lead drug candidate, targeting the post-operative extended pain relief market. Most importantly, we announced the commencement of our Phase 3 clinical trial of PRF-110 in bunionectomy, with Lotus Clinical Research serving as our contract research organization (CRO). We are currently focused on conducting the first part of the clinical trial, in which a total of 15 patients will be enrolled in an open-label safety pharmacokinetic (“PK”) study at two clinical sites in Texas, and our goal is to measure peak blood concentration in order to further validate safety of the lead formulation. We expect to announce the PK study results on the first 15 patients in May 2023. Following the confirmation of peak blood levels, the study will proceed to the second, larger part of clinical trial, in which we plan to randomize approximately 400 patients at up to seven clinical sites in the U.S., and measure pain reduction over 72 hours for PRF-110, our lead drug candidate, compared with placebo and plain ropivacaine. Overall, we remain highly encouraged by the outlook for our Phase 3 clinicals given our prior Phase 2 data in hernia repair. The data demonstrated a strong safety profile and substantial in post-operative pain relief for up to 72 hours, suggesting a substantial advantage to using PRF-110.”

“The initiation of the Phase 3 clinical trial follows the implementation of additional enhancements to our manufacturing process for PRF-110 we made to improve the efficiency and scalability of our manufacturing. As a result, we believe we now have a successful manufacturing process to help ensure the highest quality batch production for the Phase 3 trials, as well as support our planned commercial manufacturing of PRF-110.”

“On the heels of the bunionectomy trial, we plan to commence our second Phase 3 trial for pain treatment in hernia repair. We believe our proprietary extended-release drug-delivery system has broad potential for a wide range of surgeries and will ultimately contribute to a reduction in the frequency of opiate use following surgical procedures. Moreover, we believe that PRF-110 will significantly extend post-operative analgesia and will be significantly less costly to produce than current alternatives. Assuming our Phase 3 trials are successful, we believe we are well positioned within the $12 billion post-operative pain relief market.”

Financial Results

Research and development expenses were $4.4 million for the year ended December 31, 2022, compared to $2.9 million for the year ended December 31, 2021. The increase was primarily due to preparation for the initiation of clinical trials and an increase in share compensation expenses.

General and administrative expenses were $4.4 million for the year ended December 31, 2022, compared to $4.3 million for the year ended December 31, 2021. The increase was primarily due to an increase in share compensation expense.

Financial Income net, was $86,000 for the year ended December 31, 2022 compared to financial expenses of approximately $32,000 for the year ended December 31, 2021, an increase of approximately $118,000. The increase was primarily due to income from deposits in 2022.

Net loss for the year ended December 31, 2022 was approximately $8.8 million, compared to a net loss of approximately $7.2 million for the year ended December 31, 2021.

As of December 31, 2022, the Company had cash and cash equivalents (including short term deposits) of approximately $ 10.2 million and a positive working capital of approximately $11.2 million.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at   https://painreform.com/investors/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@painreform.com.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com